U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13G
                   Under the Securities Exchange Act of 1934
                              (Amendment No.  )*

                                  Uproar Inc.
               ------------------------------------------------
                               (Name of Issuer)

                   Common Stock, Par Value $.01 per Share
               ------------------------------------------------
                        (Title of Class of Securities)

                                  916706104
               ------------------------------------------------
                                (CUSIP Number)

                                March 6, 2001
          -----------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

        [ ] Rule 13d-1(b)
        [x] Rule 13d-1(c)
        [ ] Rule 13d-1(d)

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 916706104                                            Page 2 of 8
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1)   Names of Reporting Persons
     I.R.S. Identification Nos. Of Above Persons (Entities Only)

        Pendragon Capital Management Limited, a United Kingdom corporation
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2)   Check The Appropriate Box If a Member of a Group (See Instructions)

        (A) [ ]         (B) [ ]
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3)   SEC Use Only

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4)   Citizenship or Place of Organization

     United Kingdom
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Number of Shares Beneficially Owned by Each Reporting Person With:

        5) Sole Voting Power

                   2,347,531 (1)
        -----------------------------------------------
        6) Shared Voting Power


        -----------------------------------------------
        7) Sole Dispositive Power

                   2,347,531 (1)
        -----------------------------------------------
        8) Shared Dispositive Power

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9)    Aggregate Amount Beneficially Owned by Each Reporting Person

      2,347,531 (1)
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10)   Check If the Aggregate Amount in Row (9) Excludes Certain Shares
      (See Instructions)
         [ ]
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11)   Percent of Class Represented by Amount in Row (9)
      5.09% Based on 46,112,442 shares of Common Stock outstanding as of February 2, 2001, as reported in the Issuer's Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission on February 6, 2001.
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12)   Type of Reporting Person (See Instructions)      CO
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(1) The shares of Common Stock (the "Common Shares") are held in the names of
Pendragon (Master) Fund Ltd. and Pendragon (Guinevere) Fund LLC (collectively referred to as the "Funds"), which Funds are managed by Pendragon Capital Management Limited ("Pendragon Capital"). Pursuant to the management agreements between the Funds and Pendragon Capital, Pendragon Capital has sole voting and dispositive power over the Common Shares. Therefore, Pendragon Capital may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934 (the "Exchange Act"), the beneficial owner of the securities covered by this statement.

CUSIP No. 916706104                                        Page 3 of 8
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1)   Names of Reporting Persons
     I.R.S. Identification Nos. Of Above Persons (Entities Only)

        Pendragon (Master) Fund Ltd, a Cayman Islands corporation
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2)   Check The Appropriate Box If a Member of a Group (See Instructions)

        (A) [ ]         (B) [ ]
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3)   SEC Use Only

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4)   Citizenship or Place of Organization

     Cayman Islands
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Number of Shares Beneficially Owned by Each Reporting Person With:

        5) Sole Voting Power

                  0
        -----------------------------------------------
        6) Shared Voting Power
                  0
        -----------------------------------------------
        7) Sole Dispositive Power
                   0
        -----------------------------------------------
        8) Shared Dispositive Power
                   0
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9)    Aggregate Amount Beneficially Owned by Each Reporting Person

      1,273,236 (1)
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10)   Check If the Aggregate Amount in Row (9) Excludes Certain Shares
      (See Instructions)

         [ ]
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11)   Percent of Class Represented by Amount in Row (9)

      2.76% Based on 46,112,442 shares of Common Stock outstanding as of February 2, 2001, as reported in the Issuer's Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission on February 6, 2001.
------------------------------------------------------------------------------
12)   Type of Reporting Person (See Instructions)
      CO
----------------------------------------------------------
(1) The Common Shares are held in the names of the Funds, which are managed by Pendragon Capital. Pursuant to the management agreements between the Funds and Pendragon Capital, Pendragon Capital has sole voting and dispositive power over the Common Shares. Pursuant to the management agreements between the Funds and Pendragon Capital, Pendragon Capital has sole voting and dispositive power over the Common Shares. Therefore, Pendragon Capital may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934 (the "Exchange Act"), the beneficial owner of the securities covered by this statement.

CUSIP No. 916706104                                Page 4 of 8
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1)   Names of Reporting Persons
     I.R.S. Identification Nos. Of Above Persons (Entities Only)

     Pendragon (Guinevere)Fund LLC, a Delaware limited liability company
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2)   Check The Appropriate Box If a Member of a Group (See Instructions)

        (A) [ ]         (B) [ ]
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3)   SEC Use Only

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4)   Citizenship or Place of Organization

     Delaware
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Number of Shares Beneficially Owned by Each Reporting Person With:

        5) Sole Voting Power
                   0
        -----------------------------------------------
        6) Shared Voting Power
                   0
        -----------------------------------------------
        7) Sole Dispositive Power
                   0
        -----------------------------------------------
        8) Shared Dispositive Power
                   0
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9)    Aggregate Amount Beneficially Owned by Each Reporting Person

       1,074,295 (1)
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10)   Check If the Aggregate Amount in Row (9) Excludes Certain Shares
      (See Instructions)

         [ ]
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11)   Percent of Class Represented by Amount in Row (9)
      2.33% Based on 46,112,442 shares of Common Stock outstanding as of February 2, 2001, as reported in the Issuer's Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission on February 6, 2001.
------------------------------------------------------------------------------
12)   Type of Reporting Person (See Instructions)

      CO
----------------------------------------------------------
(1) The Common Shares are held in the names of the Funds, which are managed by Pendragon Capital. Pursuant to the management agreements between the Funds and Pendragon Capital, Pendragon Capital has sole voting and dispositive power over the Common Shares. Pursuant to the management agreements between the Funds and Pendragon Capital, Pendragon Capital has sole voting and dispositive power over the Common Shares. Therefore, Pendragon Capital may be deemed, for purposes of Rule 13d-3 under the Exchange Act, the beneficial owner of the securities covered by this statement.

Item 1. a. Name of Issuer:

               Uproar Inc.

        (b) Address of Issuer's Principal Executive Offices:

              240 West 35th Street, New York, New York 10001

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Item 2. (a) Name of Person Filing:

            (i) Pendragon Capital Management Limited
           (ii) Pendragon (Master) Fund Ltd.
          (iii) Pendragon (Guinevere) Fund LLC

        (b) Address of Principal Business Office or, if none, Residence;

            (i) 4 Cork Street
                4th Floor
                London W1S 3LG
                England

           (ii) PO Box 309, Ugland House
                South Church Street
                Georgetown, Grand Cayman
                Cayman Islands

          (iii) 1209 Orange Street
                Wilmington, Delaware 19801

        (c) Citizenship:

            (i)United Kingdom
           (ii)Cayman Islands
          (iii)United States

        (d) Title of Class of Securities:

               Common Stock, Par Value $.01 per Share

        (e) CUSIP Number:

               916706104

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                             Page 5 of 8

Item 3. If this statement is being filed pursuant to Rule 13d-1(b) or (c)*, or 13d-2(b), check whether the person filing is:

     (a) [ ] Broker or dealer registered under Section 15 of the Act
     (b) [ ] Bank as defined in section 3(a)(6) of the Act
     (c) [ ] Insurance company as defined in section 3(a)(19) of the
                Act
     (d) [ ] Investment company registered under section 8 of the
                Investment Company Act of 1940
     (e) [ ] An investment adviser in accordance with Rule
                13d-1(b)(1)(ii)(E)
     (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F)
     (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G)
     (h) [ ] A savings association as defined in Section 3(b) of the
                Federal Deposit Insurance Act
     (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940
     (j) [ ] Group, in accordance with 13d-1(b)(1)(ii)(J)

*This statement is being filed pursuant to Rule 13d-1(c).
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Item 4. Ownership:

     The Common Shares are held in the names of the Funds, which are managed by Pendragon Capital. Pursuant to the management agreements between the Funds and Pendragon Capital, Pendragon Capital has sole voting and dispositive power over the Common Shares. Pursuant to the management agreements between the Funds and Pendragon Capital, Pendragon Capital has sole voting and dispositive power over the Common Shares. Therefore, Pendragon Capital may be deemed, for purposes of Rule 13d-3 under the Exchange Act, the beneficial owner of the securities covered by this statement.

     Pendragon Capital and the Funds are of the view that they are not acting as a "group" for purposes of the Exchange Act, and that they are not otherwise required to attribute to each other the "beneficial ownership" of securities held by any of them or by any persons or entities advised by Pendragon Capital.

     (a) Amount Beneficially Owned:

            (i) Pendragon Capital Management Limited - 2,347,531 (1)
           (ii) Pendragon (Master) Fund Ltd. - 1,273,236 (1)
          (iii) Pendragon (Guinevere) Fund LLC - 1,074,295 (1)

     (b) Percent of Class:

            (i) Pendragon Capital Management Limited - 5.09% (1)
           (ii) Pendragon (Master) Fund Ltd. - 2.33% (1)
          (iii) Pendragon (Guinevere) Fund LLC - 2.76% (1)

     (c) Number of Shares as to which such person has:

          (i)   Sole power to vote or direct the vote:

            (A) Pendragon Capital Management Limited - 2,347,531 (1)
            (B) Pendragon (Master) Fund Ltd. - 0 (1)
            (C) Pendragon (Guinevere) Fund LLC - 0 (1)

          (ii)  Shared power to vote or direct the vote:  0

          (iii) Sole power to dispose or direct the disposition of:

            (A) Pendragon Capital Management Limited - 2,347,531 (1)
            (B) Pendragon (Master) Fund Ltd. - 0 (1)
            (C) Pendragon (Guinevere) Fund LLC - 0 (1)

          (iv)  Shared power to dispose or direct the disposition of:    0
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Item 5. Ownership of Five Percent or Less of a Class:

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the
following:                                 [ ]

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Item 6. Ownership of More than Five Percent on Behalf of Another Person:

     All securities reported in this schedule are owned by the Funds, no one of which owns more than 5% of the class. Pendragon Capital disclaims beneficial ownership of all such securities.

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Item 7. Identification and Classification of the Subsidiary which Acquired the
        Security Being Reported on By the Parent Holding Company

           N/A

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Item 8. Identification and Classification of Members of the Group

         N/A
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Item 9. Notice of Dissolution of Group

           N/A
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Item 10. Certification

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                          Page 7 of 8
                                  SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                  PENDRAGON CAPITAL MANAGEMENT LIMITED, a
                                  United Kingdom corporation


                                  By: /s/ Gordon William Lawson
                                     -------------------------------
                                  Name: Gordon William Lawson
                                  Title: Director




Date: March 15, 2001






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